As filed with the Securities and Exchange Commission on October 15, 2004.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

AVENTIS

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

French Republic

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee(2)
American Depositary Shares representing ordinary shares, nominal value 3.82 euro per share, of Aventis	10,000,000 American Depositary Shares	$5.00	$500,000	$63.35

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

(2)

Calculated as the product of the proposed maximum aggregate offering price and .00012670.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EMM-759090_2

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-759090_2

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 12 and 13
(iii) The collection and distribution of dividends	Articles number 11, 12 and 16
(iv) The transmission of notices, reports and proxy soliciting material	Article number 15
(v) The sale or exercise of rights	Articles number 11 and 12
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11 and 12
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 15
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2 and 3
(x) Limitation upon the liability of the depositary	Articles number 3 and 17

3. Fees and Charges	Articles number 6 and 18

Item - 2.

Available Information

Public reports furnished by issuer	Article number 10

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2004, among Aventis, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 15, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Aventis.

By:

The Bank of New York,

As Depositary

By:

/s/ Joanne F. DiGiovanni

       Joanne F. DiGiovanni

       Vice President

- # -

Pursuant to the requirements of the Securities Act of 1933, as amended, Aventis has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on October 15, 2004.

AVENTIS

By:  /s/ Gérard Le Fur

       Name:  Gérard Le Fur

       Title:  President of the Management Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gérard Le Fur, Jean-Claude Leroy and Dirk Oldenburg, as attorney-in-fact and agent, with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his  substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Gérard Le Fur	President of the Management Board	October 15, 2004
Gérard Le Fur	(Principal Executive Officer)

/s/ Jean-Claude Leroy	Member of the Management Board and	October 15, 2004
Jean-Claude Leroy	Chief Financial Officer
(Principal Financial Officer)

/s/ Jean-Luc Renard	Chief Accounting Officer	October 15, 2004
Jean-Luc Renard	(Principal Accounting Officer)

/s/ Jean-Claude Armbruster	Member of the Management Board	October 15, 2004
Jean-Claude Armbruster

/s/ Gilles Lhernould	Member of the Management Board	October 15, 2004
Gilles Lhernould

/s/ Heinz-Werner Meier	Member of the Management Board	October 15, 2004
Heinz-Werner Meier

/s/ Dirk Oldenburg	Member of the Management Board	October 15, 2004
Dirk Oldenburg

/s/ Hanspeter Spek	Member of the Management Board	October 15, 2004
Hanspeter Spek

/s/ Joseph Haggerty	Authorized Representative in the	October 15, 2004
Joseph Haggerty	United States of America

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2004, among Aventis, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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